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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

April 4, 2002

Sonera Corporation
(Name of Filer)

Sonera Corporation
(Subject Company)

0-30340
(Exchange Act File No. of Subject Company)

        THE FOLLOWING IS A TRANSCRIPT OF SONERA'S ANNUAL GENERAL MEETING OF SHAREHOLDERS HELD ON APRIL 3, 2002.

SONERA AGM 2002

TAPIO HINTIKKA, Chairman, Sonera Corporation:

On behalf of Sonera's Board of Directors, I welcome you to the Annual General Meeting of the shareholders. I declare the meeting to be open. It is very nice to see you are represented here in such numbers.

The next issue on the agenda is the election of the chairman. I propose attorney Petri Haussila. Any other proposals?

If not, Petri Haussila has been elected. I turn the chairman's duties over to him.

PETRI HAUSSILA, Chairman of the meeting, (White & Case):

I thank you for the confidence.

I call attorney Maire Laitinen to serve as the meeting secretary.

First, I would like to go over some matters relating to the meeting agenda. This Annual General Meeting of shareholders will be conducted in Finnish. Translation services will be provided to English- speaking attendees. If there are any English-speaking attendees who do not yet have headphones and wish to have them, please raise your hand. Headphones will then be provided to you. I don't see any, so let's proceed.

Should any of the English-speaking shareholders or representatives wish to address the meeting, you can do so in English and your remarks will be translated into Finnish.

I note that there are media representatives and some other persons who have obtained a permission to be here, which can be approved.

Approved.

The company hopes that the media representatives present will not tape the meeting audience during the meeting and that they don't broadcast the issues resolved, as a stock exchange release will be issued by the company after the meeting.

There are microphones reserved in different parts of the meeting hall. I ask that the addressing of the meeting is conducted by using these microphones for the benefit of the entire assembly. I also ask that the speakers first state their name and then the number of their vote ballot, which is located in the upper right corner of the ballot.

The meeting participants have each received six voting ballots by mail or here at the meeting. If someone wishes to leave the meeting hall before the conclusion of the meeting, I ask you to leave your vote ballots to the officials, who serve you by the exits. This way we can keep a record of the shareholders present in the meeting. Also, a vote list is formed that can be used in the event of possible votes.

If a shareholder leaving the meeting hall before the completion of the meeting wishes to authorize some other person to act on his/her behalf, this requires appropriate authorization documentation and relinquishing of the vote ballots to the representative in question, who can also be a fellow shareholder. The authorization requires appropriate right to give authorization and must be registered in the same manner as participating in the meeting before arriving to meeting by designated officials.

In the event of a possible vote, the elected vote option is written on the front side of the vote ballot in specifically reserved space. If necessary, the other side of the ballot can also be used. I will give more detailed instructions in the case of a vote.

I ask that all mobile phones be turned off during the meeting.

I point out again that in the lobby there are available:

  •
  the agenda of the AGM

  •
  the Board proposals with attachments

  •
  Annual Report 2001 of Sonera Corporation

If you don't have these materials, you can still go and quickly get them or ask one of our attendants to get them for you.

Refreshments will be served after the meeting.

Before we start addressing the issues mentioned in the meeting invitation, I yield the floor to Harri Koponen, the company CEO.

HARRI KOPONEN, President & CEO, Sonera:

Dear shareholders, it's good to see in you such numbers.

I will now go over the central issues of last year. I wave my hand to the back to signify the next page.

The year 2001 for Sonera was a year of growth. Growth was 8%, finishing at € 2,187 million.

At the same time, profitability improved: Comparable EBITDA grew about 12% and was € 562 million. Cash flow from operations strengthened especially in second half. And as you know, the net debt fell considerably during the year.

Sonera also carried out successfully a Rights Offering and launched efficiency-boosting program according to our new strategy.

Sonera continues to be a growth company. As this graph shows, Sonera has grown and will continue to grow also in the future. Our revenue breakdown is such that the share of domestic operations is 93% of revenues. Our strong mobile expertise can be seen here as well. Strong share of mobile operations, strong share of fixed network business, and a growing share of service businesses.

As we look at Sonera's result performance, we see it was strong all year. Comparable EBITDA and operating profit improved from last year. The EBITDA of Q4 was weakened by normal seasonal fluctuations and investments in customer administration and billing systems. EBITDA thus strengthened throughout the year.

The net debt was reduced very rapidly. The current net debt is under € 2.5 billion. We have sold all shares of Deutsche Telekom, we have sold the Hungarian mobile phone company Pannon and also the directory business under the name of SIC, which is now called Fonecta, bringing the net debt under 2.5 billion right now.

Looking at investments and how to cap them regarding UMTS, our German partner Group 3G started operations last November and sold 75,000 subscriptions during the first two months, which is the mid- March situation. Our Italian 3G associated company Ipse 2000 will launch operations directly into 3G market, when the 3G business model becomes economically viable, meaning that end terminals and network are in place. Also our Spanish 3G associated company Xfera will enter the market as the 3G model becomes viable.

In Finland, Sonera opened its UMTS network at the start of the year and will launch commercial services September 26, 2002, 12.00 noon. This has been decided together with Nokia; we will launch commercial UMTS in a very limited geographical area.

Talking about scaling-down of service businesses while retaining the innovative strengths inherent there: Sonera ZED has gone through a major restructuring—about 2/3 of the expenses have been cut. We have withdrawn from some markets, at the moment it looks like ZED will reach the goals.

Sonera Plaza's number of personnel has been adjusted and other expenses have been considerably reduced while holding on to the portal business innovation.

At Sonera Juxto, the operations will be streamlined and the German office will be closed.

Sonera SmartTrust business has developed favourably and profitability has increased significantly last year. The company will be EBITDA positive in 2002 like we have announced earlier.

We talk about cost-efficient transformation to 3G, or UMTS, we can say the domestic mobile business has strengthened even more.

We have reduced investments in certain areas but we maintain that quality and availability are values in their own right, consumers expect these things. Sonera GPRS service covers almost all of Finland and there are a lot of end terminals on the market, and services are developed so that they can bring a lot of joy to the consumers.

According to the licence terms, Sonera launched its UMTS network for test purposes on January 1, 2002 in Helsinki, Tampere, Turku and Oulu. UMTS network will be expanded geographically. We will utilize the existing network investments, and UMTS investments will be made in those areas which the customers deem necessary. And so that it can be implemented profitably. We believe that UMTS will become a mass market in 2004-2005. This year we will launch the commercial application.

Next year we will see more UMTS and end terminals from different manufacturers so the market will start to develop, becoming a mass market in 2004-2005. Sonera's total investment in UMTS in 2000-2009 will be about € 500 million.

Operative cash flow has been the cause for special joy it increased to € 91 million in December, and this trend keeps developing favourably.

We have been talking a lot about customer focus. We want to be more customer-oriented. We have taken into use comprehensive account responsibilities in the segment of major corporate customers.

Unification of organization has started. By the summer of 2002, there will be three functional layers: Sales and Marketing, Products and Services, and Production. The aim is to combine resources to serve the customer better, more customer-friendly. That is not to say that Sonera has been "customer-hostile" previously, but we will sharpen the focus so that development takes place on the terms of the customer, not technology. So we will sharpen our competitive edge.

We will also make sure we enjoy profitable growth. We will not grow for just any price.

We have also signed a Letter of Intent on GSM companies in Eurasia: the operators are from Kazakhstan Azerbaijan, Georgia and Moldova. This gives us access to 30 million consumers. Sonera has been bulked up by this move so much that we want to shed unprofitable added value operations in Turkey and, instead, to focus on something which we know very well. We will get majority of Fintur's profitable parts and give up the unprofitable business operations. Mobile penetration in this area is 4-8%, so there is great potential for growth.

Our message is that we will achieve profitable growth using familiar and sound technology and which is no stranger to our customers.

Needed finance arrangements are very limited: Sonera's net debt will be increased by $ 310 million.

Talking about the outlook for 2002: there have been news about economy revival. Not everything is certain, but it looks promising. Things are developing in the right direction, and we hope the trend continues. We estimate very moderate growth for this year.

This year will be a year for conservative growth. EBITDA loss from service businesses will be limited to € 50 million. Earlier the figure was 40 million, the 10 million difference was due to the sale of the directory business. So it's a € 50 million loss. The Group's comparable EBITDA is estimated to improve by about 1/3 from the previous year. Equity loss in associated companies is due to start-up costs of Group 3G in Germany. Operative cash flow is estimated to improve significantly this year. Net debt will be reduced further.

To close, I would like to say a few words about the merger of Telia and Sonera: why we have chosen to go ahead with this thing. It's a powerful combination. Telia and Sonera have agreed to merge, creating the leading Nordic and Baltic operator. The company has strong financial resources and cash flow. Significant synergies exist. There are very profitable growth opportunities in Russia and Eurasia.

Foot print and customer base will attract best-of-breed partners. The North is our stronghold and rapid growth can be expected in the East. We will be an interesting partner for future consolidation in the area. New company will have 8.1 million mobile subscribers in the Nordic and Baltic. Fixed network subscribers number 7.6 million. Revenues for this Nordic market leader will be € 9 billion and EBITDA € 2.3 billion. The company is thus very strong.

Another good thing is that this is a solid combination financially. The balance sheet is very strong. Net debt / EBITDA ratio is excellent for this business: 1.8.

Looking at synergies: there will be significant cost and capex savings. The most significant savings will result from elimination of overlapping operations, joint service and product development, and unification of network management and procurement. In 2005, the full synergies are believed to be 300 million annually. In 2003, 50% level is reached and in 2004, 75% is reached. Capex savings are estimated to be significant in the first years and amount to about € 100 million in 2004. Ongoing capex savings after 2005 are approximately 50 million annually.

Integration costs are estimated to be quite small in 2002, and 250 million in 2003. Conservative estimate for total pre-tax cash flow synergies is 300 million annually, after 2005.

Telia gives 1.51440 Telia shares for each Sonera share; Sonera shareholders will own 36% of the new company, and Telia shareholders will own 64%.

The new company will be domiciled and headquartered in Stockholm, Sweden. It will be listed in Stockholm, Helsinki and the USA. Swedish government is committed to voting in favour of the share capital increase required by the offer; Finnish government is committed to accept the exchange offer. The transaction is subject to regulatory approval and 90% acceptance by Sonera shareholders.

Timetable: if everything runs smoothly with EU, the merger can take place in the summer. This is the short process, about one month. The long process will take till autumn. This has been my short overview of the past year and the future. Thank you for your time and confidence, we are looking forward to having co-operation with you also in the future.

Thank you.

PETRI HAUSSILA:

Thank you, CEO Koponen. During the meeting, there will be opportunities for questions and statements, so let us move forward. We are confirming that there is a list of votes from the shareholders present in the meeting. According to the list of votes, there are 3,137 shareholders or their agents present in the meeting, representing 635,962,081 shares and votes. We are confirming the list of votes and attaching it to the record. Confirmed.

If there is a need for a vote during the meeting, the list of votes will be accessed again, if the number of shares or shareholders has changed prior to the vote. Next, election of scrutinizers of the meeting minutes and supervisors of the tallying of votes. According to Chapter 9, Section 11, paragraph 3 of the Companies Act, the meeting minutes must be signed by the chairman and at least one scrutinizer chosen in the meeting. We are asking for proposals for the number of scrutinizers and for the scrutinizers.

A SHAREHOLDER, JUHA PENTTI:

My name is Juha Pentti, vote number 303. I propose that there be two scrutinizers and that Samuli Haapasalo and Pasi Immonen be elected as these scrutinizers.

PETRI HAUSSILA:

Thank you. Any other proposals? If not, the discussion is hereby over. At this time, I would like to make sure that Samuli Haapasalo and Pasi Immonen are present. Because there are no other proposals, we hereby elect Samuli Haapasalo and Pasi Immonen as scrutinizers. Done.

I would now like to hear proposals for the number of the supervisors of the votes and for the supervisors themselves. Statements?

A SHAREHOLDER, REIJO RUMMUKAINEN:

Reijo Rummukainen, vote number 856. I propose that there be two supervisors of the tallying of votes and that those supervisors be Tapio Lukkonen and Ritva Laatikainen.

PETRI HAUSSILA:

Thank you. Any other proposals? If not, the discussion is hereby over. At this time, I would like to make sure that Tapio Lukkonen and Ritva Laatikainen are present. There—and there. It is a little bit hard to see in here, so in the future when you wish to address the meeting, please have persistence; there are so many of you and the lighting is a little bit difficult. Since both nominees are present and there are no other proposals, Tapio Lukkonen and Ritva Laatikainen are elected as supervisors of the tallying of votes. Done.

Then we move on to declaration of quorum and validity of the meeting. As stated by the Articles of Association, the notice of an Annual General Meeting is delivered by the Board by placing an advertisement in at least two national newspapers, at least two months before the registration time mentioned in the invitation expires and no less than 17 days before the meeting. The registration period can be deemed to end 10 days before the meeting at the earliest.

The Board decided, in a meeting held on February 2, 2002, to assemble the Annual General Meeting on April 3, 2002. The Board also decided that the notice of the meeting be run in Helsingin Sanomat, Kauppalehti and Hufvudstadsbladet. The registration period was set to expire on March 26, 2002, at 4.00 p.m. The notice of the meeting is projected up on the screen, so I don't think there any reason to read it. The notice was published on February 11, 2002, in the newspapers Helsingin Sanomat and Hufvudstadsbladet and a paper called Kauppalehti. According to Chapter 9, Section 9, Paragraph 2 of the Companies Act, the notice was also sent to all those shareholders whose address is known to the company.

Does somebody want to discuss this? If not, we assert that the meeting was assembled in a manner described in the Articles of Association and that the meeting has quorum and validity. It is also noted that the list of shareholders can be seen in electronic form at the meeting place.

The participants of the meeting have been issued a copy of the AGM agenda, which is also projected behind me. Does somebody want to discuss this? If not, I assess that the afore-mentioned proposal has been accepted as the agenda of the meeting.

Then we move on to the presentation of financial statements. We note that the financial statements for 2001 include:

  1.
  parent company income statement

  2.
  parent company balance sheet of December 31, 2001

  3.
  consolidated income statement

  4.
  consolidated balance sheet of December 31, 2001

  5.
  Report of the Board of Directors

The financial statements have been displayed for the purposes of the shareholders according to the Companies Act at the company headquarters in Helsinki, since March 27, 2002. The original copies can also be seen at the chairman's desk. In addition, the company has sent, on request, copies of these documents to the shareholders. The Annual Report has been distributed to the meeting patrons, and the CEO has addressed some central points of the financial statements, so there is probably no reason to present them at length here.

Does somebody want to discuss this? If not, the discussion is over and I note that the Annual Report, financial statements and the consolidated financial statements have been presented in accordance to law and the Articles of Association, and they are to be attached to the meeting minutes. So noted.

Next, we move on to the presentation of the auditors' report.

The company auditors have given an auditors' report of their audit, and it is attached to the Sonera Corporation Annual Report distributed to the meeting patrons. The auditors' report has been displayed for inspection by the shareholders at the company headquarters since March 27, 2002, and the original copy can be seen at the chairman's desk. Copies of the auditors' report have been sent, on request, to the shareholders.

The auditors' report is projected behind me. I now ask the secretary to read the auditors' report.

MAIRE LAITINEN, SECRETARY OF THE MEETING:

Auditors' report

To Sonera shareholders,

We have audited the records and the financial statements, as well as the administration by the Board of Directors and the President & CEO of Sonera Corporation for the year ended December 31, 2001. The financial statements prepared by the Board of Directors and the President & CEO include the report of the Board of Directors, consolidated and the parent company income statements, balance sheets, statements of cash flows and notes to the financial statements. Based on our audit, we express an opinion on these financial statements and the Company's administration.

We have conducted our audit in accordance with Finnish Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The purpose of our audit of administration has been to examine that the members of the Board of Directors and the President & CEO have complied with the rules of the Finnish Companies Act.

In our opinion, the financial statements, showing a profit of € 409 million in the consolidated income statement and a profit of € 986 million in the parent company income statement, have been prepared in accordance with the Finnish Accounting Act and other rules and regulations governing the preparation of financial statements in Finland. The financial statements give a true and fair view, as defined in the Finnish Accounting Act, of both the consolidated and the parent company results of operations as well as the financial position. The financial statements can be adopted, and the members of the Board of Directors and the President & CEO of the parent company can be discharged from liability for the financial year audited by us. The proposal made by the Board of Directors on how to deal with the distributable funds is in compliance with the Finnish Companies Act.

Helsinki, February 26, 2002

KPMG Wideri Oy Ab
Solveig Törnroos-Huhtamäki

Jorma Heikkinen

PETRI HAUSSILA:

Thank you. The auditors' report has been presented in accordance with the Articles of Association. So noted.

Next, adoption of the income statement and the balance sheet as well as the consolidated income statement and the consolidated balance sheet. It is noted that the consolidated income statement and balance sheet and the Sonera Corporation income statement and balance sheet have been displayed, as stated earlier, at the company headquarters. The auditors have assessed that the financial statements, with the consolidated financial statements, can be confirmed. Does anyone want to initiate discussion on this?

A SHAREHOLDER, ERIK HAAGEN?:

Erik Haagen?, vote number 1269. I would like to go back to the CEO's overview, in part. Today's Taloussanomat features Swedish analysts that say that the value of Sonera's German UMTS licenses is very questionable and may approach zero. I would like to ask now that we are confirming the financial statements, how valuable does the CEO consider these licenses and what profits can be extracted from them—the Swedish believe that there won't be much of anything.

PETRI HAUSSILA:

Thank you for your question. CEO Koponen?

HARRI KOPONEN, CEO:

Thank you for your question. If one always stares at the papers and runs a business according to them, problems can occur. Our company has done a valuation, we inspect the value of these licenses every fourth months. We have a business plan together with Telefonica concerning Germany and it spans 20 years. At the moment, we have conducted this analysis twice and both times the analysis said that we can't write down the value of these licenses. We operate according to laws and regulations, we can't go and figure out for ourselves if the value is zero or what—at the moment the analysis says that we can't write down these licenses. Is the answer satisfactory?

PETRI HAUSSILA:

Apparently so, since there is no additional question. Any other statements at this time? If not, the discussion is ruled to be over. I note that the income statements and the balance sheets have been confirmed according to the auditors' report. So decided.

We move on to the use of profits shown in the adopted income statements. We note that the result of the accounting year was € 986.3 million and the Group accounting year result € 409 million. The parent company's distributable equity on December 31, 2001, was € 2,587.3 million and the Group's distributable equity was € 3,069.2 million.

The Board proposes that no dividend be paid due to the cash flow negativity after investments, and the continuing and rapid goal to reduce the company's net debt.

Does anyone want to initiate discussion? If not, then the discussion is over. The proposal by the Board is to be accepted. So ruled.

Next, we handle the resolution on discharge from liability. The auditors propose that the Board members and the President & CEO be discharged from liability for the previous financial term. It is noted, for the record, that neither the Board members nor the President & CEO, according to the Companies Act, participated in the making of this decision. Any statements relating to the issues? Go ahead.

A SHAREHOLDER REPRESENTATIVE, TUOMAS MATTILA:

I am Tuomas Mattila. I have presented a list that shows the voting rights of the companies which I represent. There are several issues on the list, but no vote is called for at any point. Noting the statement in the record is sufficient. I ask that the chairman notes each objection separately as the meeting continues.

PETRI HAUSSILA:

Thank you for you statement. To speed things along, we will adapt this method. Any other statements? If not, the discussion is ruled to be over.

It is noted that, in accordance with the list provided by representative Mattila, shareholders who have 8,142 votes object to granting discharge from liability. Any other statements on the issue of discharge from liability? If not, the discussion is ruled to be over. Discharge from liability is to be granted. So ruled.

Moving on to the resolution on the remuneration of the members of the Board of Directors and auditors. According to Article 13 of the Articles of Association,, the AGM decides the fees that are to be paid to the Board members and auditors.

The decision of AGM 2001:

  •
  The Chairman of the Board has received a FIM 30,000 monthly fee and a FIM 1,000 meeting fee for every meeting.

  •
  The Vice Chairman of the Board has received a FIM 20,000 monthly fee and a FIM 1,000 meeting fee for every meeting and

  •
  Board members have been paid a FIM 18,000 monthly fee and a FIM 1,000 meeting fee for every meeting.

In addition, every member has a mobile phone benefit.

The auditors have been paid according to billing.

The Nomination Committee proposes to the AGM that the Board members be paid the following fees during the next term:

  •
  the Chairman of the Board € 80,000 / year

  •
  the Vice Chairman of the Board € 55,000 / year

  •
  the Board members € 45,000 / year

In addition, the Nomination Committee proposes that the meeting fees will be relinquished. The committee also proposes that the fees of the members of the Board are to be paid monthly starting from April 1, 2002, and that the Board members have the right to mobile phone benefit and the use of ADSL from their respective homes. Any statements? Go ahead, Minister Sasi:

REPRESENTATIVE OF THE STATE OF FINLAND, MINISTER SASI:

Finnish government, Minister Sasi, vote number 1326. I propose in accordance with the initial proposal except that the fees be paid monthly, so that the Board Chairman's fee is € 6,250/ month, Vice Chairman's fee is € 4,000 / month and Board member's fee is € 3,500 / month.

PETRI HAUSSILA:

Thank you. Any other statements on the issue? If not, the discussion is ruled to be over. Since one proposal has been made by the meeting, and the Nomination Committee's proposal has not been supported by the meeting, I assess that there has been one proposal put forth. The proposal by Minister Sasi was to give monthly fees to members of the Board; the Board Chairman's fee is to be €

6,250/ month, Vice Chairman's fee is to be € 4,000 / month and Board member's fee is to be € 3,500 / month. All other benefits are as initially proposed. Other statements? If not, I assess that Minister Sasi's proposal has been approved. So ruled.

We move to confirmation of the number of the members of the Board of Directors. In accordance with Article 6 of the Article of Association, the Board consists of, in addition to Chairman and Vice Chairman, at least three and no more than eight members. As stipulated by Article 6 of the Article of Association, the proposals to the AGM about the election of Board members are made by a Nomination Committee, which consists of three to five members, appointed by the Board for a maximum term of one year.

The Nomination Committee—the secretary remarked quite correctly that there hasn't even been a proposal let alone a decision on auditors' fees. We return to the previous issue, I ask for proposals for auditors' fees. Minister Sasi?

MINISTER SASI:

The Finnish government, Minister Sasi. I propose according to billing.

PETRI HAUSSILA:

It has been proposed that auditors be paid according to billing. Other proposals? If not, the discussion about the issue is ruled to be over. The auditors will be paid according to billing.

Back to confirmation of number. I was saying the names of the previous members, Jussi Länsiö, Roger Talermo and Tom von Weymarn, they have proposed to the AGM that the number of the Board members is confirmed at seven, meaning five regular members in addition to Chairman and Vice Chairman. At this point I note that the list delivered by representative Mattila that shareholders who have 10,449 shares and votes have objected to the Nomination Committee's proposal for the number of Board members, without, however, making an alternate proposal. Other statements? If not, the discussion is ruled to be over. The number of Board members is hereby confirmed at seven, including Chairman and Vice Chairman. So ruled.

Next, election of the Chairman, Vice Chairman and members of the Board of Directors. In accordance with Article 6 of the Articles of Association, the Board members are elected till the next AGM concludes.

Projected behind me is the Nomination Committee's proposal for Board members. The Nomination Committee proposes to the AGM that CEO Tapio Hintikka be elected Chairman of the Board, CEO Jussi Länsiö be elected Vice Chairman of the Board, and the other Board members to be attorney Jorma Laakkonen, professor Eva Liljeblom, CEO Roger Talermo, CEO Esa Tihilä and CEO Tom von Weymarn.

It is noted according to the list delivered by representative Mattila that shareholders who have 10,449 shares and votes have objected to the Nomination Committee's proposal for the Board members, without, however, making an alternate proposal.

Does anyone want to address the meeting? If not, I assess that Tapio Hintikka has been elected as the Chairman of the Board, Jussi Länsiö has been elected as the Vice Chairman and Jorma Laakkonen, Eva Liljeblom, Roger Talermo, Esa Tihilä and Tom von Weymarn have been elected as members of the Board. The nominees have issued their written consent beforehand, and these documents can be accessed at the chairman's desk.

Next, we address the confirmation of the number of auditors. According to Article 8 of the Articles of Association, there is "at least one (1) and no more than three (3) auditors in the company."

I ask for proposals. Minister Sasi.

MINISTER SASI:

I propose that two regular auditors be elected.

PETRI HAUSSILA:

Thank you. Any other statements? If not, the discussion about the issue is ruled to be over. It is hereby resolved that there will be two auditors elected for the company.

We move to election of auditors. Article 8 of the Articles of Association state that "the auditor must be an auditor or an auditing community approved by the Central Chamber of Commerce".

The auditors' term of office concludes with the end of the next AGM.

The company's regular auditors during the year 2001 were KPMG Wideri Oy Ab and Jorma Heikkinen.

I ask for proposals for auditors.

Minister Sasi?

MINISTER SASI:

I propose that KPMG Wideri Oy Ab, with Solveig Törnroos-Huhtamäki as the responsible auditor, and Jorma Heikkinen be elected as regular auditors.

PETRI HAUSSILA:

Any other statements? If not, I assess that KPMG Wideri Oy Ab, with Solveig Törnroos-Huhtamäki as the responsible auditor, and Jorma Heikkinen have been elected auditors. The nominees have issued their written consent beforehand, and these documents can be seen at the chairman's desk.

Moving on to authorization of the Board of Directors concerning repurchase of the company's own shares. The Board has proposed that the AGM should authorize the Board to repurchase the company's own shares with distributable funds within a year from the resolution of the AGM, i.e. by April 2, 2003, for the purpose of being used as consideration when the company acquires assets related to its business and as consideration in the financing or implementation of acquisitions or other arrangements, for hedging against social security costs resulting from the personnel's stock options, or otherwise for resale or nullification.

Projected behind me is the Board's proposal to authorize the Board to decide on the repurchase of the company's own shares.

The proposal has been distributed in the meeting lobby and it has been accessible to shareholders at the company headquarters since March 27, 2002.

The auditors have given their statement on the Board's proposal. The statement is attached to the proposal distributed to participants, and the original copy can be viewed at the chairman's desk.

The Board proposal and the auditors' statement probably do not need to be read out separately.

It is noted according to the list delivered by representative Mattila that shareholders who have 8,351 shares and votes have objected to the proposal for authorizing the Board to repurchase the company's own shares.

Does anyone want to address the meeting? If not—excuse me, here is someone. Here in the middle...

A SHAREHOLDER, AIRI HEINONEN:

My name is Airi Heinonen, vote number 203. I would like clarification to the covering of social security costs resulting from stock options. What is meant by these social security costs? The chairman spoke of hedging, the proposal speaks of covering.

PETRI HAUSSILA:

Thank you for your question. Kim Ignatius for the company...

KIM IGNATIUS, CFO, SONERA CORPORATION:

Kim Ignatius, CFO. Expenses that relate to options and exercising them, they represent 6% of the overall expenses when the subscription right of options is exercised. We have prepared to cover the same 6% by repurchasing our own shares. As the value of the shares rises according to the value of options, we can cover the social security costs caused by the exercise of options.

PETRI HAUSSILA:

Thank you. Any other statements? If not, the discussion is over. The Board's proposal is approved. So ruled.

Next, authorization of the Board of Directors concerning the reissuance of the company's own shares. The Board has proposed that it should be granted an authorization concerning the reissuance of the company's own shares, beginning from the AGM resolution to April 2, 2003.

Projected behind me is the Board's proposal to grant authorization to the Board concerning the reissuance of the company's own shares. It is noted that the proposal has been distributed in the lobby and it has been accessible at the company headquarters since March 27, 2002.

The auditors have given their statement on the Board proposal. The statement is attached to the distributed proposal and the original copy can be viewed at the chairman's desk.

There is no need to separately read out the Board proposal and the auditors' statement.

It is noted according to the list delivered by representative Mattila that shareholders who have 10,920 shares and votes have objected to the proposal for authorizing the Board to reissue its own shares.

Does someone want to address the meeting? Yes?

A SHAREHOLDER, OLAVI TENHUNEN:

Olavi Tenhunen, vote number 107. I support the proposal that the company's own shares should not be reissued, on any terms. Despite what has been said here about the financial state of the company, the truth is that the financial condition of the company is bad. There is no financial basis to do this.

PETRI HAUSSILA:

Thank you for your statement. Any other statements? If not, I would like to ask from the Finnish government representative, Minister Sasi, the position of the Finnish State to the proposal.

The State supports the Board's proposal.

Thank you. Shareholder Tenhunen, is it possible to proceed in such a manner that your objection is noted for the record, to avoid a vote. Thank you. Any other comments? If not, the discussion is over. The Board proposal has been approved with the objection noted for the record. So ruled.

We move to authorization of the Board of Directors to make charitable donations. The Board has proposed that the AGM authorize the Board to make charitable donations for up to € 100,000 within a year from the resolution of AGM, till April 2, 2003.

Projected behind me is the Board's proposal for donation authorization. A copy of the proposal was distributed in the lobby of the meeting and it has been accessible at the company headquarters since March 27, 2002.

There is probably no need to read the proposal.

It is noted according to the list delivered by representative Mattila that shareholders who have 13,262 shares and votes have objected to the proposal for authorizing the Board to make charitable donations.

Does somebody want to address the meeting? If not, the discussion is over. The Board proposal is to be approved. So ruled.

The issues mentioned in the notice of the meeting and the meeting agenda have been duly addressed.

I hereby note, that the meeting minutes of the AGM can be accessed by company shareholders no later than two weeks from now on the company premises, address Teollisuuskatu 15, 00510 Helsinki.

I declare this meeting to be over.

Additional Information

        The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

QuickLinks

  SONERA AGM 2002
  TAPIO HINTIKKA, Chairman, Sonera Corporation
  PETRI HAUSSILA, Chairman of the meeting, (White & Case)
  HARRI KOPONEN, President & CEO, Sonera
  PETRI HAUSSILA
  A SHAREHOLDER, JUHA PENTTI
  PETRI HAUSSILA
  A SHAREHOLDER, REIJO RUMMUKAINEN
  PETRI HAUSSILA
  MAIRE LAITINEN, SECRETARY OF THE MEETING
  PETRI HAUSSILA
  A SHAREHOLDER, ERIK HAAGEN?
  PETRI HAUSSILA
  HARRI KOPONEN, CEO
  PETRI HAUSSILA
  A SHAREHOLDER REPRESENTATIVE, TUOMAS MATTILA
  PETRI HAUSSILA
  REPRESENTATIVE OF THE STATE OF FINLAND, MINISTER SASI
  PETRI HAUSSILA
  MINISTER SASI
  PETRI HAUSSILA
  MINISTER SASI
  PETRI HAUSSILA
  MINISTER SASI
  PETRI HAUSSILA
  A SHAREHOLDER, AIRI HEINONEN
  PETRI HAUSSILA
  KIM IGNATIUS, CFO, SONERA CORPORATION
  PETRI HAUSSILA
  A SHAREHOLDER, OLAVI TENHUNEN
  PETRI HAUSSILA
  Additional Information